Exhibit 99.1

Amaya Provides Clarity Regarding Pre-Acquisition Dispute in Kentucky

Montreal, Dec. 17, 2015—Amaya Inc. (NASDAQ: AYA; TSX: AYA) today provided clarity regarding a dispute in the Commonwealth of Kentucky relating to certain activities of the PokerStars business during a period between 2006 and 2011, approximately three years prior to Amaya’s acquisition of the brand. Amaya believes the action is frivolous and without merit.

This civil proceeding was initially filed in 2010 under an antiquated 18th century Kentucky statute. The Commonwealth claims that it is entitled to recover alleged losses of Kentucky residents who played real-money poker on the PokerStars website during the period between October 12, 2006 and April 15, 2011. A similar action filed against PokerStars in Illinois was dismissed by that court earlier this year.

During the five year period at issue, PokerStars generated aggregate gross revenues in the Commonwealth of Kentucky of approximately US$18 million. Nonetheless, the Commonwealth sought an award as high as US$290 million and requested it be trebled. The trial court subsequently indicated that this amount is incorrect and has not yet entered a final order awarding damages. Any such final order would be subject to appeal.

Amaya intends to vigorously dispute any liability that may be ordered at the trial court level, and believes that there are a number of compelling legal arguments reserved for consideration, including, without limitation, the lack of standing to bring this proceeding in the name of the Commonwealth and the Court’s failure to properly apply the law.

To the extent the PokerStars entities may be ultimately obligated to pay any amounts pursuant to a final adjudication following exhaustion of all appeals and other legal options, Amaya intends to seek recovery against the former owners of the PokerStars business.

About Amaya

Amaya is a leading provider of technology-based solutions, products and services in the global gaming and interactive entertainment industries. Amaya owns gaming and related consumer businesses and brands including PokerStars, Full Tilt, StarsDraft, the European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour and the Asia Pacific Poker Tour. These brands have more than 97 million cumulative registered customers globally and collectively form the largest poker business in the world, comprising online poker games and tournaments, live poker competitions, branded poker rooms in popular casinos in major cities around the world, and poker programming created for television and online audiences. Amaya, through certain of these brands, also offers non-poker gaming products, including casino, sportsbook and daily fantasy sports. Amaya has various gaming and gaming-related licenses or approvals throughout the world, including from the United Kingdom , Italy , France , Spain , Estonia , Belgium , Denmark , Bulgaria , Greece , Ireland , Romania , the Isle of Man , Malta , the State of Schleswig- Holstein in Germany , the Province of Quebec in Canada , and the State of New Jersey in the United States.

Cautionary Note Regarding Forward Looking Statements

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable securities laws, including, without limitation, certain expectations and projections related to legal proceedings. Forward-looking statements can, but may not always, be identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “would”, “should”, “believe”, “objective”, “ongoing”, “assumes”, “goal” and similar references to future periods or the negatives of these words and expressions and by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions, including market and economic conditions, future plans and strategies, projections, anticipated events and trends and regulatory changes that affect us, our customers and our industries. Although Amaya and management believe that the expectations reflected in such forward-looking statements are reasonable and based on reasonable assumptions and estimates, there can be no assurance that these assumptions or estimates are accurate or that any of these expectations will prove accurate. Forward-looking statements are inherently subject to significant business, economic and competitive risks, uncertainties and contingencies that could cause actual events to differ materially from those expressed or implied in such statements. Such risks and uncertainties include those identified under the heading “Risk Factors and Uncertainties” in Amaya’s Annual Information Form for the year ended December 31, 2014 and in its Management’s Discussion and Analysis for the period ended September 30, 2015, each available on SEDAR at www.sedar.com, EDGAR at www.sec.gov and Amaya’s website at www.amaya.com, and in other filings that Amaya has made and may make with applicable securities authorities in the future. Investors are cautioned not to put undue reliance on forward-looking statements. Any forward-looking statement speaks only as of the date hereof, and Amaya undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

Contact

For investor relations, please contact: Tim Foran, Tel: +1.416.545.1325, ir@amaya.com;

For media inquiries, please contact: Eric Hollreiser, Press@amaya.com.